

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

December 22, 2009

Gordon Knott
Chief Executive Officer
Vinyl Products, Inc.
2210 South Ritchey Street
Santa Ana, CA 92705

> **Re: Vinyl Products, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 9, 2009**
> **File No. 333-158254**
>
> **Annual Report on Form 10-K/A**
> **Filed November 13, 2009**
> **File No. 000-52769**

Dear Mr. Knott:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-1/A, Filed on December 9, 2009</u>

<u>September 30, 2009 Financial Statements</u>

1. We note the following discrepancies in the September 30, 2009 statement of operations on page F-14 and the statement of cash flows on page F-16:

   - Statement of operations: Rent is $72,210; however, the September 30, 2009 Form 10-Q/A shows that rent is $78,210.
   - Statement of cash flows:

- Increase/(Decrease) in Accounts Payable and Accrued Expenses for the nine months ended September 30, 2009 and 2008 is ($23,079) and $50,326, respectively; however, the September 30, 2009 Form 10-Q/A shows that these amounts are $18,421 and $46,858, respectively;
- Increase/(Decrease) in Income Taxes Payable for the nine months ended September 30, 2009 and 2008 is $20,750 and ($6,432), respectively; however, the September 30, 2009 Form 10-Q/A shows that these amounts are ($20,750) and $3,468, respectively;
- Vehicle Loan Proceeds, net of Principal Payments for the nine months ended September 30, 2009 is ($45,754); however, the September 30, 2009 Form 10-Q/A shows that this amount is ($12,421).

As these discrepancies would materially affect the various subtotals of the statement of operations and statement of cash flows, which we note are the same as in the September 30, 2009 Form 10-Q/A despite the differences, please advise or revise your document accordingly.

December 31, 2008 Form 10-K/A filed November 13, 2009

2. Please revise your document to state management's conclusion regarding the effectiveness of internal control over financial reporting.

* * * *

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Bill Ruffa, Jr., Esq.
       Ruffa & Ruffa, P.C.
       110 East 59th Street
       New York, NY 10022